SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
       --------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
       --------------------------------------------------------------------
                         (Title of Class of Securities)


                                   008272106
       --------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew G. Bluhm
                              DSC AFFM Manager LLC
                       900 N. Michigan Avenue, Suite 1900
                            Chicago, Illinois 60611
                           Telephone: (312) 915-2400
                           Facsimile: (312) 915-2487
       --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                August 24, 2005
       --------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         DSC AFFM Manager LLC
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
-------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
-------------------------------------------- ------- ---------------------------
                                              7.      Sole Voting Power

                                                      0
Number of                                    ----------------------------------
Shares                                        8.      Shared Voting Power
Beneficially
Owned by                                              7,860,927 (See Item 5)
Each                                         ----------------------------------
Reporting                                     9.      Sole Dispositive Power
Person with
                                                      0
                                             ----------------------------------
                                              10.     Shared Dispositive Power
                                                      7,860,927 (See Item 5)
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         7,860,927 (See Item 5)
-------- -----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         52.9% (See Item 5)
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Andrew G. Bluhm
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
-------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         U.S. Citizen
-------------------------------------------------------------------------------
                                              7.      Sole Voting Power

                                                      0
Number of                                    ----------------------------------
Shares                                        8.      Shared Voting Power
Beneficially
Owned by                                              7,860,927 (See Item 5)
Each                                         ----------------------------------
Reporting                                     9.      Sole Dispositive Power
Person with
                                                      0
                                             ----------------------------------
                                              10.     Shared Dispositive Power
                                                      7,860,927 (See Item 5)
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         7,860,927 (See Item 5)
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         52.9% (See Item 5)
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         New Affirmative LLC
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]
------- -----------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
                                              7.      Sole Voting Power

                                                      0
Number of                                    ----------------------------------
Shares                                        8.      Shared Voting Power
Beneficially
Owned by                                              7,860,927 (See Item 5)
Each                                         ----------------------------------
Reporting                                     9.      Sole Dispositive Power
Person with
                                                      0
                                             ----------------------------------
                                              10.     Shared Dispositive Power
                                                      7,860,927 (See Item 5)
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         7,860,927 (See Item 5)
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         52.9% (See Item 5)
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
-------------------------------------------------------------------------------

          This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 3 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 14, 2005 (the "First Amendment") and Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 30, 2005 (the "Second Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment or the Second Amendment. As a result of transactions described in Item 4 below, New Affirmative LLC has been added as a reporting person hereunder.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended and restated in its entirety as follows:

          This Statement is being filed jointly on behalf of DSC AFFM Manager LLC, a Delaware limited liability company ("DSC Manager"), Andrew G. Bluhm, the managing member of DSC Manager, and New Affirmative LLC, a Delaware limited liability company ("NAL", and together with Mr. Bluhm and DSC Manager, the "Reporting Persons").

          DSC Manager is the sole managing member of DSC AFFM, LLC, a Delaware limited liability company ("DSC AFFM"), and has sole control over its affairs and investment decisions including the power to vote or dispose of the shares of Common Stock held by DSC Manager. DSC AFFM is jointly owned by Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), LAMB Partners, an Illinois general partnership which is controlled by Neil G. Bluhm ("Lamb"), and Neil G. Bluhm (Neil G. Bluhm collectively with Lamb, the "Neil Bluhm Group"), who own 79.5%, 16.5% and 4% of the membership interests of DSC AFFM, respectively. Andrew G. Bluhm is the Managing Member of DSC Advisors L.L.C., a Delaware limited liability company, which serves as the general partner to DSC Advisors, L.P., a Delaware limited partnership. DSC Advisors, L.P. is the investment manager of DSC Master Fund.

          As more fully described in Item 4 below, DSC AFFM holds 50% of the membership units of NAL.

          The principal office of each of Mr. Bluhm and DSC Manager is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611. The principal office of NAL is located at 717 Fifth Avenue, 26th Floor, New York, NY 10022.

          The names, business addresses and present principal occupations or employment of the directors and executive officers of each of DSC Manager and NAL are set forth on Schedule I, which is incorporated herein by reference. Except as noted on Schedule I, all directors and executive officers of DSC, including Mr. Bluhm, are citizens of the United States.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on
Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         As a result of the Reporting Persons' purchase of the Purchased Shares and the arrangements between the parties described in Item 4, each of the Reporting Persons, Affirmative Investment LLC ("Affirmative Investment"), Affirmative Associates LLC ("Affirmative Associates") and J. Christopher Flowers (Mr. Flowers, collectively with Affirmative Investment and Affirmative Associates, the "JCF Group") may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and accordingly may be deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Information which is required with respect to the JCF Group is set forth in a separate Statement on Schedule 13D which has been filed by the JCF Group and NAL.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows:

          On June 13, 2005, DSC Master Fund agreed to contribute 1,159,699 shares of Common Stock (the "DSC Contribution") owned by it to DSC AFFM in exchange for 100% of the membership interest in DSC AFFM. On June 30, 2005, the Neil Bluhm Group agreed to contribute 300,000 shares of Common Stock (the "Bluhm Contribution" and together with the DSC Contribution, the "Contributions") owned by them to DSC AFFM in exchange for 20.5% of the membership interests in DSC AFFM. As a result of the Contributions, DSC Master Fund currently owns 79.5% of the membership interests of DSC AFFM and the Neil Bluhm Group own 20.5% of the membership interests of DSC AFFM. Pursuant to the NAL Subscription Agreement, as amended, DSC AFFM will contribute the 1,459,699 shares of Common Stock to NAL at or simultaneously with the closing of the transactions contemplated by the Vesta Stock Purchase Agreement (as defined below). DSC Manager has no economic interest in DSC AFFM but is its sole managing member and has sole control over its affairs and investment decisions, including power to vote or dispose of the shares of Common Stock held by DSC AFFM. As a result of the transactions described above, DSC Master Fund does not own any shares of Common Stock other than the indirect interest in the Common Stock through its ownership of membership interests in DSC AFFM. Neil G. Bluhm owns an indirect interest through his ownership of membership interests in DSC AFFM and owns an indirect interest in additional shares of Common Stock through non-controlling membership interests he holds in Black Sheep Partners, LLC, a Delaware limited liability company and CLAM Partners, L.L.C., a Delaware limited liability company.

          On June 14, 2005, NAL, JCF I and DSC Master Fund entered into a Stock Purchase Agreement (the "Vesta Stock Purchase Agreement") with Vesta Insurance Group, Inc. ("VIG") and Vesta Fire Insurance Corporation, a subsidiary of VIG ("VFIC", and together with VIG, "Vesta") pursuant to which Vesta agreed to sell to NAL, and NAL agreed to acquire from Vesta, an aggregate of 5,218,228 shares of Common Stock (the "Additional Shares") for a purchase price of $15.00 per share. The consummation of the transactions contemplated by the Vesta Stock Purchase Agreement is subject to various conditions, including but not limited to: (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the filing of a Form A, Statement Regarding the Acquisition of, Control of a Domestic Insurer (the "Form A") with the Illinois Department of Financial and Professional Regulation - Division of Insurance (the "Department") and the receipt of written approval from the Department with respect to the Form A and
(iii) the representations and warranties in the Stock Purchase Agreement being true and correct as of the closing date under the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated by reference in its entirety herein.

          On June 13, 2005, DSC AFFM and JCF I entered into (i) a subscription agreement (the "NAL Subscription Agreement") with respect to the purchase of membership units of NAL (the proceeds of which will, in part, be used to purchase the Additional Shares), whereby each of DSC AFFM and JCF I acquired 50% of the membership units of NAL and (ii) a limited liability company agreement (the "NAL LLC Agreement") with respect to the operation and management of NAL. NAL was formed for the purpose of acquiring, holding, voting and disposing of the Additional Shares and any shares of Common Stock that may be acquired by NAL in the future (including shares of Common Stock contributed to NAL by DSC AFFM and Affirmative Investment in connection with the consummation of the transactions contemplated by the Vesta Stock Purchase Agreement). A copy of the NAL Subscription Agreement is filed as Exhibit 2 hereto and is incorporated by reference in its entirety herein. On June 30, 2005, the parties to the NAL Subscription Agreement entered into an amendment to the NAL Subscription Agreement to cause Affirmative Investment to replace JCF I as a party thereto. A copy of the Amendment to the NAL Subscription Agreement is attached as Exhibit 3 hereto and is incorporated by reference in its entirety herein.

          Affirmative Investment and DSC AFFM have agreed pursuant to the NAL Subscription Agreement, as amended, not to acquire any additional shares of Common Stock, or sell any shares of Common Stock, without the consent of the other party and the receipt of any applicable regulatory approval from the Department. In addition, JCF I and DSC AFFM agreed that, following the closing of the transactions contemplated by the Stock Purchase Agreement, neither party will acquire, sell or vote any shares of Affirmative Common Stock other than through, or by, NAL. DSC AFFM has consented to Affirmative Investment's purchase of the Purchased Shares. Pursuant to the terms of the NAL Subscription Agreement, as amended, Affirmative Investment will contribute all of the Purchased Shares to NAL at or substantially simultaneously with the closing of the Stock Purchase Agreement.

          On June 28, 2005, Affirmative Investment purchased 1,183,000 shares of Common Stock of the Company in open market purchases.

          In addition, on June 30, 2005, Affirmative Investment became a party to the NAL LLC Agreement by replacing JCF I as a member therein. Immediately thereafter, Affirmative Investment and DSC AFFM amended and restated the NAL LLC Agreement (such amendment and restatement, the "Amended and Restated NAL LLC Agreement"). A copy of the Amended and Restated NAL LLC Agreement is attached as
Exhibit 4 hereto and is incorporated by reference in its entirety herein.

          On August 24, 2005, NAL received Form A Approval from the Department, and as a result, all material conditions to the closing under the Vesta Stock Purchase Agreement and the NAL Subscription Agreement have been satisfied. Consequently, as described more fully in Item 5, NAL and the Reporting Persons are deemed to beneficially own 7,860,927 shares of Common Stock (the "NAL Shares") and (ii) each of DSC AFFM and Affirmative Investment will own 50% of the membership units in NAL upon the closing of the NAL Subscription Agreement.

          The Reporting Persons believe that recent and current trading prices do not adequately reflect the value of the underlying businesses and assets of the Company and that there is potential for appreciation in the market value of the Common Stock and the NAL Shares. Following the execution of the Stock Purchase Agreement, NAL notified the Company's management of NAL's agreement to purchase the Additional Shares. The Reporting Persons do not presently intend to seek to replace the Company's current management or to take any adverse or opposing position to the current policies of the Company. The Reporting Persons intend to and have, from time to time, through NAL, discussed with management the direction of any future plans for the Company. The Reporting Persons may, from time to time, hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to the operations or policies of the Company as a means of enhancing shareholder value. Upon the closing of the purchase of the Additional Shares, the Reporting Persons may seek to cause, through NAL, changes in the present composition of the board of directors of the Company, including by nominating for election and voting for persons to fill some or all of the seats on the board of directors. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, or any other transaction which the Reporting Persons believe could enhance shareholder value, any such transactions, subject to any applicable regulatory approval from the Department.

          The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, any such transactions, subject to any applicable regulatory approval from the Department.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

          (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 15, 2005, there were 14,866,253 shares of Common Stock outstanding as of August 12, 2005. As of August 24, 2005, the Reporting Persons may be deemed to beneficially own 7,860,927 shares of Common Stock representing 52.9% of the issued and outstanding Common Stock. The JCF Group is filing a separate statement on
Schedule 13D reporting that they and NAL may be deemed to beneficially own an aggregate of 7,860,927 shares of Common Stock. The Reporting Persons and the JCF Group together beneficially own an aggregate of 7,860,927 shares of Common Stock representing 52.9% of the issued and outstanding Common Stock. As a result of the arrangements between the parties described in Item 4, each of the Reporting Persons and the JCF Group may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and may be deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Except as set forth on Schedule I, the persons set forth on Schedule I do not beneficially own any Common Stock and expressly disclaim beneficial ownership of the Common Stock deemed beneficially owned by the Reporting Persons.

          (b) The Reporting Persons have the shared power to vote or to direct to vote 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by them and to dispose or to direct the disposition of 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by them. The Reporting Persons do not have the sole power to vote or to direct to vote or dispose of or to direct the disposition of any shares of common stock beneficially owned by them. As a result of their ownership interest in and control of DSC AFFM, each of DSC Manager and Mr. Bluhm may be deemed to control DSC AFFM and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock as described in the prior sentence. Mr. Bluhm disclaims beneficial ownership of such shares of Common Stock. In addition, the Reporting Persons disclaim beneficial ownership of the Additional Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

          (c) Other than as set forth on Schedule II hereto, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons, any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons, any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I.

          (d) Except as described in Item 3 of the Second Amendment, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as follows:

         Except as described in Items 4 and 5 of this Statement and Item 3 of the Second Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 5 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stock Purchase Agreement, dated June 14, 2005, by and among, New Affirmative LLC, Vesta Insurance Group, Inc., Vesta Fire Insurance Corporation and solely with respect to certain sections thereof, Delaware Street Capital Master Fund, L.P. and J.C. Flowers I LP (incorporated by reference to Exhibit 1 to the First Amendment)

         Exhibit 2 Subscription Agreement, dated June 14, 2005, by and among New Affirmative LLC, DSC AFFM, LLC and J.C. Flowers I LP (incorporated by reference to
                           Exhibit 2 to the First Amendment)

         Exhibit 3 Amendment No. 1 to Subscription Agreement, dated June 30, 2005, by and among New Affirmative LLC, DSC AFFM, LLC, J.C. Flowers I LP and Affirmative Investment LLC (incorporated by reference to Exhibit 3 to the First Amendment)

         Exhibit 4 Amended and Restated New Affirmative Limited Liability Company Agreement, dated June 30, 2005, by and between DSC AFFM, LLC and Affirmative Investment LLC (incorporated by reference to Exhibit 4 to the First Amendment)

         Exhibit 5 Joint Filing Agreement, dated August 26, 2005, by and among the Reporting Persons

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC AFFM MANAGER LLC

                                             By:  /s/ Andrew G. Bluhm
                                                ---------------------------
                                                Name:  Andrew G. Bluhm
                                                Title: Authorized Person


                                            ANDREW G. BLUHM

                                            /s/ Andrew G. Bluhm
                                            ---------------------------


                                            NEW AFFIRMATIVE LLC

                                            By:  /s/ Michael Ryan
                                                ---------------------------
                                                Name:  Michael Ryan
                                                Title: Authorized Person


                                            By:  /s/ Avshalom Kalichstein
                                                ---------------------------
                                                Name:  Avshalom Kalichstein
                                                Title: Authorized Person

Dated: August 26, 2005

                                                                     Schedule I


                DIRECTORS AND EXECUTIVE OFFICERS OF DSC MANAGER

         The names, present principal occupations and business addresses of the directors and executive officers' of DSC Manager are set forth below. Except as set forth below, the control person's or executive officer's business address is that of DSC Manager. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with DSC Manager.

Andrew G. Bluhm, Manager
900 N. Michigan Avenue, Suite 1900
Chicago, Illinois 60611



             MANAGERS AND EXECUTIVE OFFICERS OF NEW AFFIRMATIVE LLC

         The names, present principal occupations and business addresses of the directors and executive officers' of NAL are set forth below. Except as set forth below, the control person's or executive officer's business address is that of NAL. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with NAL.

1. Avshalom Kalichstein - Manager and private equity investor at JC Flowers & Co. LLC - 717 Fifth Avenue, 26th Floor New York, New York 10022

2. David Schamis - Manager and private equity investor at JC Flowers & Co. LLC - 717 Fifth Avenue, 26th Floor, New York, New York 10022

3. Andrew G. Bluhm - Manager and private equity investor at Delaware Street Capital - 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611

4. Michael J. Ryan - Manager and investment professional at Delaware Street Capital - 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611. Michael J. Ryan owns 600 shares of Common Stock for his own account.

                                                                    Schedule II



Date of Acquisition       Number of Shares Purchased        Price Per Share ($)

      6/28/05                      1,183,000                        15.73


       These shares were purchased by Affirmative Investment LLC

                                                                     Exhibit 5


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Affirmative Insurance Holdings, Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of August, 2005.



DSC AFFM MANAGER LLC

By:  /s/ Andrew G. Bluhm
    -------------------------
    Name:  Andrew G. Bluhm
    Title: Authorized Person



ANDREW G. BLUHM

/s/ Andrew G. Bluhm
-----------------------------



NEW AFFIRMATIVE LLC

By:  /s/ Michael Ryan
    ---------------------------
    Name:  Michael Ryan
    Title: Authorized Person


By:  /s/ Avshalom Kalichstein
    ---------------------------
    Name:  Avshalom Kalichstein
    Title: Authorized Person